GROOVE BOTANICALS INC.

310 Fourth Avenue South, Suite 7000

Minneapolis, MN 55415

October 19, 2023

VIA EDGAR UPLOAD

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Groove Botanicals Inc.

Registration Statement on Form 10-12G

Filed September 14, 2023

File No. 000-23476

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”) in response to your correspondence of September 27, 2023. Groove Botanicals Inc. (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of September 27, 2023, the Company responds as follows:

Registration Statement on Form 10-12G

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 16

1.	"We note you did not revise your disclosure as previously requested in comment 1 in our letter dated August 8, 2023. Accordingly we re-issue our prior comment as follows: We read your response to prior comment 1, and do not agree with your assertion that no disclosure as required by Item 304(a)(1), (2) and (3) of Regulation S-K regarding Changes in and Disagreements with Accountants on Accounting and Financial Disclosure is required. Specifically, we note the following:"

Response: The Company has updated its disclosures in Item 14. Accordingly.

Financial Statements

General, page 17

2.	“Please amend your filing to update your financial statements and other financial information in accordance with Rule 8-08 of Regulation S-X."

Response: We have included unaudited financial statements for the comparative three-month periods ending June 30, 2023 and 2022, in addition to the previous 2 years of audited statements.

Consolidated Statements of Stockholders' Equity, page 20

3.	“Please revise your statements of stockholders’ equity to be presented for only the two-year period covered by the auditors’ report, i.e., for the years ended March 31, 2023 and 2022, and revise the title of such statements to reflect this revision."

Response: The title of the statement of statements of stockholders’ equity has been revised to reflect the two-year period covered by the auditors’ report, i.e., for the years ended March 31, 2023 and 2022.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation, page 22

4.	“Please revise to eliminate the reference to condensed financial statements."

Response: This was revised and the reference to condensed financial statements has been removed

Notes to Financial Statements

Note 1 - Organization and Operations

Current Operations, page 22

5.	Please revise the last sentence in the second paragraph under Current Operations to indicate that the audits of your 2022 and 2023 financial statements have been completed."

Response: These dates have been revised to reflect the correct dates.

Note 11 - Commitments and Contingencies, page 30

6.	“We note you revised your audited financial statements to eliminate the paragraph previously included in this footnote regarding potential claims and disputes related to your business which had stated that your management does not believe that the outcome of any of the legal proceedings to which you are a party will have a material adverse effect on your financial position or results of operations. You also revised your audited financial statements to remove Note 12 – Subsequent Events. Please explain to us why you removed these disclosures."

Response: This disclosure was inadvertently removed and is once again included in this filing. Management does not believe that the outcome of any legal proceedings would have a material adverse effect on our financial position.

Exhibits

7.	There appears no such amendment to reflect the change of the company's name to 'Groove Botanicals Inc.' Under 'Organizational History' on page 3 you disclose that on 'May 14, 2018, the Corporation changed our name from Avalon Oil and Gas, Inc., to Groove Botanicals, Inc.' Please file an Amended Articles of Incorporation that reflects your current name."

Response: The Amended articles of incorporation are attached as an exhibit. There was also a DEF 14C filed with the SEC on 4/24/2018.

8.	“You disclose on page 27 that on July 18, 2022 Letter Agreements were drafted between the Company and the debtholder on both a $40,000 Convertible Promissory Note issued on March 5, 2021 and a $60,000 Convertible Promissory Note issued March 7, 2022, which establishes the settlement of each debt once the Company’s Form 10 goes effective. Please file these agreements establishing settlement of such debts. See Item 601(b)(4) of Regulation S-K."

Response: We have attached the July 18, 2022 Letter Agreement between the Company and the debtholder, and the $40,000 Convertible Promissory Note issued on March 5, 2021 and a $60,000 Convertible Promissory Note issued March 7, 2022 as an exhibit.

Sincerely,

Groove Botanicals Inc.,

By: /s/ Kent Rodriguez, President.